Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
 Dated December 14, 2016

Relating to Prospectus Supplement Dated November 29, 2016 and

Prospectus Dated November 9, 2016

Registration Statement No.  333-214197

NABRIVA THERAPEUTICS AG

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the prospectus supplement dated November 29, 2016 and accompanying prospectus dated November 9, 2016 forming a part of the Registration Statement on Form F-3 (File No. 333-214197) (the “Registration Statement”) relating to the rights offering (the “Rights Offering”) for up to 588,127 common shares of Nabriva Therapeutics AG (the “Company”), including common shares represented by American Depositary Shares (“ADSs”), and the offering of ADSs representing common shares not subscribed for in the Rights Offering (the “Underwritten Offering” and together with the Rights Offering, the “Financing”). Capitalized terms used, but not defined, herein have the meanings set forth in the prospectus supplement.

The prospectus supplement and accompanying prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1641640/000104746916016982/a2230395z424b5.htm.

The following information updates and supersedes the information contained in the prospectus supplement and accompanying prospectus.

The Rights Offering, comprised of the offering to ADS holders and the offering to common shareholders, generated gross proceeds to the Company of approximately $11.1 million from the subscription for 261,352 common shares (including 159,275 common shares represented by ADSs).

Following the expiration of the Rights Offering, the Company entered into an underwriting agreement with Cantor Fitzgerald & Co., pursuant to which Cantor Fitzgerald & Co. agreed to purchase 326,775 common shares, representing all of the unsubscribed common shares from the Rights Offering, at a purchase price of €40.14 per common share, for purposes of resale of ADSs representing the unsubscribed common shares. Pursuant to the underwriting agreement, Cantor Fitzgerald & Co. will sell the ADSs at $4.30 per ADS.

Underwritten Offering of ADSs Representing Unsubscribed Common Shares

ADSs offered	3,267,750 ADSs

Public offering price	$4.30 per ADS (inclusive of an ADS issuance fee of $0.05 per ADS)

Gross proceeds from Underwritten Offering	$13.9 million

Net proceeds to Nabriva from the Financing

We estimate that the aggregate net proceeds to us from the Financing will be approximately $21 million, based on a euro-to-U.S. dollar exchange rate of €1.00 to $1.061, the exchange rate at the European Central Bank on December 13, 2016, after deducting estimated fees and offering expenses payable by us.

ADSs to be outstanding following the Financing (1)	21,867,180 ADSs (with each ADS representing one tenth (1/10) of a common share)

Common shares to be outstanding following the Financing (1)	2,719,025 common shares (which includes 2,186,718 common shares represented by 21,867,180 ADSs)

Potential purchases by existing principal shareholders

Certain of our existing principal shareholders and their affiliated entities, holding approximately 40.5% of our outstanding share capital prior to the Financing, have subscribed for an aggregate of approximately $10.2 million of securities in the Rights Offering and have indicated an interest in purchasing up to an additional aggregate of approximately $5.7 million of the ADSs offered in the Underwritten Offering. However, indications of interest are not binding agreements or commitments to purchase. These shareholders may determine to purchase fewer ADSs than they indicate an interest in purchasing in the Underwritten Offering.

Expenses	We estimate expenses payable by us in connection with the Financing, other than fees paid by us to Cantor Fitzgerald & Co., will be approximately $2.1 million.

(1)                                 The total number of common shares and ADSs to be outstanding following the Financing is based on 2,130,898 common shares outstanding as of November 29, 2016, including 1,700,668 common shares represented by 17,006,680 ADSs, and excludes:

•                  194,413 common shares issuable upon the exercise of options outstanding as of November 29, 2016 at a weighted average exercise price of €67.02 per share; and

•                  160,682 additional common shares reserved for future issuance under our Stock Option Plan 2007 and Stock Option Plan 2015.

All information in this free writing prospectus assumes no exercise of the outstanding options described above.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Cantor Fitzgerald & Co., at Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Ave., 6th Floor, New York, New York 10022, or by telephone at 212-829-7122, or by e-mail at prospectus@cantor.com.